Exhibit 12.1

Avnet, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years Ended
	July 2	June 27,	June 28,	June 29,	June 30,
	2016	2015	2014	2013	2012
	(in thousands)
Earnings:
Income from continuing
Operations before tax	670,509	712,965	701,127	549,265	790,782
Add fixed charges	126,630	127,417	138,430	139,015	121,734
Total Earnings	797,139	840,382	839,557	688,280	912,516

Fixed charges:
Interest on indebtedness including
amortization of debt expense	99,055	95,665	104,823	107,653	90,859
Interest component of rent expense	27,575	31,752	33,607	31,362	30,875
Total fixed charges	126,630	127,417	138,430	139,015	121,734

	6.3	6.6	6.1	5.0	7.5